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         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 2)*
                      LIFETIME BRANDS, INC.

                        (Name of Issuer)
             Common Stock, par value $0.01 per share

                 (Title of Class of Securities)
                           531926 10 3

                         (CUSIP Number)

                        November 23, 2005

     (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


  [   ] Rule 13d-l(b)
  [ X ] Rule 13d-l(c)

  [   ] Rule 13d-l(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     SEC 1745 (12-02)


CUSIP No. 531926 10 3


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

       Tracy Wells



2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


3.  SEC Use Only


4.  Citizenship or Place of Organization

      United States


Number of      5. Sole Voting Power: 11,132 shares of Common Stock
Shares Bene-           (See Item 4 below)
ficially       6. Shared Voting Power: 695,333 shares of Common Stock
Owned by Each          (See Item 4 below)
Reporting      7. Sole Dispositive Power: 11,132 shares of Common Stock
Person With:           (See Item 4 below)
               8. Shared Dispositive Power: 695,333 shares of Common Stock
                       (See Item 4 below)

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       706,465 shares of Common Stock (See Item 4 below)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
       5.5 % (1)


12. Type of Reporting Person:  IN


(1) Based on 12,918,645 shares of Common Stock outstanding as of November 23, 2005 (including 233,000 shares issued pursuant to the exercise of an over-allotment option), as disclosed in the prospectus filed pursuant to rule 424b1 with the Securities and Exchange Commission on November 21, 2005.




CUSIP No. 531926 10 3


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

      Daniel Siegel

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


3.  SEC Use Only


4.  Citizenship or Place of Organization

      United States


Number of      5. Sole Voting Power: 6,000 shares of Common Stock
Shares Bene-               (See Item 4 below)
ficially by    6. Shared Voting Power: 460,222 shares of Common Stock
Owned by Each              (See Item 4 below)
Reporting      7. Sole Dispositive Power: 6,000 shares of Common Stock
Person With                (See Item 4 below)
               8. Shared Dispositive Power: 460,222 shares of Common Stock
                           (See Item 4 below)

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       466,222 shares of Common Stock (See Item 4 below)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
         3.6 % (1)

12. Type of Reporting Person:  IN


(1) Based on 12,918,645 shares of Common Stock outstanding as of November 23, 2005 (including 233,000 shares issued pursuant to the exercise of an over-allotment option), as disclosed in the prospectus filed pursuant to rule 424b1 with the Securities and Exchange Commission on November 21, 2005.




Item 1.

  (a)  Name of Issuer
         Lifetime Brands, Inc.

  (b)  Address of Issuer's Principal Executive Offices
         One Merrick Avenue
         Westbury, New York 11590

Item 2.

  (a)  Name of Person Filing
         This statement is being filed pursuant to a Joint Filing Agreement (incorporated herein by reference from the Schedule 13G filed with the Securities and exchange Commission on July 24, 2003)) by (i) Tracy Wells and (ii) Daniel Siegel, who is the brother of Ms. Wells (sometimes collectively referred to as the "Reporting Persons").

  (b) Address of Principal Business Office or, if none, Residence The residence of Tracy Wells is 30 Wedgewood Drive, Hopkinton, MA 01748. The principal business office of Daniel Siegel is c/o Lifetime Brands, Inc., One Merrick Avenue, Westbury, New York 11590.

  (c)  Citizenship
         Each of the Reporting Persons is a United States citizen.

  (d)  Title of Class of Securities
         Common Stock, par value $0.01 per share.

  (e)  CUSIP Number
         531926 10 3

Item 3. If this statement is filed pursuant to 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [   ]   Broker or dealer registered under section 15 of
the Act (I5 U.S.C. 78o).

(b)    [   ]   Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c)

(c)    [   ]   Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

(d)    [   ]   Investment company registered under section 8 of
the Investment Company Act of 1940 (I 5 U.S.C 80a-8).

(e)    [   ]   An investment adviser in accordance with 240.13d-
l(b)(1)(ii)(E);

(f)    [   ]   An employee benefit plan or endowment fund in
accordance with 240.13d-l(b)(1)(ii)(F);

(g)    [   ]   A parent holding company or control person in
accordance with  240.13d-l(b)(1)(ii)(G);

(h)    [   ]   A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)    [   ]     A church plan that is excluded from the
       definition of an investment company under section
       3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
       80a-3);

(j)    [   ]   Group, in accordance with 240.13d-l(b)(1)(ii)(J)

Not Applicable

Item 4. Ownership.

Tracy Wells is deemed to beneficially own 706,465 shares, or 5.5%, of Common Stock, par value $0.01 per share (the "Common Stock") of the Issuer. This figure includes: (i) 225,111 shares held in an irrevocable trust for the benefit of Tracy Wells and
(ii) the following shares, for which Tracy Wells disclaims beneficial ownership: (a) 235,111 shares held in an irrevocable trust for the benefit of Daniel Siegel, for which Tracy Wells and Daniel Siegel are co-trustees, (b) 235,111 shares held in an irrevocable trust for the benefit of Clifford Siegel, for which Tracy Wells and Clifford Siegel are co-trustees, and (c) 11,132 shares held in an irrevocable trust for the benefit of Ms. Sarah Francis Young, for which Tracy Wells is the sole trustee.

Daniel Siegel is deemed to beneficially own 466,222 shares, or 3.6%, of Common Stock of the Issuer. This figure includes:
(i) 235,111 shares held in an irrevocable trust for the benefit of Daniel Siegel and (ii) the following shares, for which Daniel Siegel disclaims beneficial ownership: (a) 225,111 shares held in an irrevocable trust for the benefit of Tracy Wells, for which Daniel Siegel and Tracy Wells are co-trustees and (b) a total of 6,000 shares held in two irrevocable trusts for the benefit of his nieces, for which Daniel Siegel is the sole trustee.

Tracy Wells has the sole power to direct the vote and to dispose of the 11,132 shares of Common Stock held in the Sarah Young Trust. Tracy Wells shares voting and dispositive power (a) with Daniel Siegel as co-trustee for the 225,111 shares of Common Stock held in the Tracy Siegel Trust (b) with Clifford Siegel as co-trustee for the 235,111 shares of Common Stock held in the Clifford Siegel Trust, (c) with Daniel Siegel as co-trustee for 235,111 shares of Common Stock held in the Daniel Siegel Trust.

Daniel Siegel has the sole power to direct the vote and dispose of the 6,000 shares held in two irrevocable trusts for the benefit of his nieces.Daniel Siegel shares voting and dispositive power (a) with Tracy Wells as co-trustee for the 225,111 shares of Common Stock held in the Tracy Siegel Trust and (b) with Tracy Wells as co-trustee for 235,111 shares of Common Stock held in the Daniel Siegel Trust.her.


The following sets forth in tabular format the share ownership of the Reporting Persons:



  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount beneficially owned:
     (i) Tracy Wells is the beneficial owner of 706,465 shares of Common Stock.

    (ii) Daniel Siegel is the beneficial owner of 466,222 shares of Common Stock.

  (b)  Percent of class:
          5.5% for Tracy Wells; and
          3.6% for Daniel Siegel.

  (c) Number of shares as to which the person has:
     (i)  Sole power to vote or to direct the vote:
            11, 132 shares for Tracy Wells; and
            6,000 shares for Daniel Siegel.
    (ii)  Shared power to vote or to direct the vote:
            695,333 shares for Tracy Wells;
            460,222 shares for Daniel Siegel.
   (iii)  Sole power to dispose or to direct the disposition of :
            11, 132 shares for Tracy Wells; and
            6,000 shares for Daniel Siegel.

    (iv)  Shared power to dispose or to direct the disposition of:
            695,333 shares for Tracy Wells;
            460,222 shares for Daniel Siegel.


  Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Daniel Siegel has ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.


Item  6.    Ownership  of  More than Five Percent  on  Behalf  of
Another Person.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by each of Tracy Wells and Daniel Siegel, other than Clifford Siegel, as co-trustee of the Clifford Siegel Trust, with respect to 235,111 shares of Common Stock (which is not more than 5% of the Common Stock of the Issuer).

Item 7.   Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding
Company

Not Applicable

Item 8.   Identification and Classification of Members of the
Group

  If a group has filed this schedule pursuant to 240.13d-l(b)(I)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-I(c) or 240.13d-l(d), attach an exhibit stating the identity of each member of the group.

Item 9.   Notice of Dissolution of Group

Not Applicable

Item 10.   Certification

By signing below I certify that, to file best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 6, 2006
  Date



/s/ Tracy Wells
 Tracy Wells


/s/ Daniel Siegel
 Daniel Siegel